Exhibit C

Embraer S.A.

Condensed Consolidated Interim Financial Statements at March 31, 2015

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of March 31, 2015 and December 31, 2014

(In millions of U.S. dollars)

ASSETS	Note	03.31.2015	12.31.2014
CURRENT		(Unaudited)
Cash and cash equivalents	3	1,064.8	1,713.0
Financial investments	4	743.2	710.6
Trade accounts receivable, net		752.5	696.9
Derivative financial instruments	5	5.1	5.2
Customer and commercial financing		13.7	13.6
Collateralized accounts receivable		8.7	9.0
Inventories	6	2,696.1	2,405.3
Income tax and social contribution		90.6	89.2
Other assets		192.7	167.9

		5,567.4	5,810.7

NON-CURRENT
Financial investments	4	45.7	45.8
Trade accounts receivable		6.9	6.9
Derivative financial instruments	5	12.8	12.7
Customer and commercial financing		54.0	55.0
Collateralized accounts receivable		414.0	416.6
Guarantee deposits		587.4	582.0
Deferred income tax and social contribution	12	8.6	8.1
Other assets		196.2	186.1

		1,325.6	1,313.2
Investments		0.2	0.4
Property, plant and equipment, net		2,005.3	2,025.8
Intangible assets, net	10	1,267.1	1,260.9

		4,598.2	4,600.3

TOTAL ASSETS		10,165.6	10,411.0

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of March 31, 2015 and December 31, 2014

(In millions of U.S. dollars)

LIABILITIES	Note	03.31.2015	12.31.2014
CURRENT		(Unaudited)
Trade accounts payable		1,016.7	980.6
Loans and financing	11	260.5	89.7
Non-recourse and recourse debt		12.2	10.3
Other payables		346.0	324.5
Advances from customers		586.6	652.5
Derivative financial instruments	5	31.6	15.4
Taxes and payroll charges payable		93.3	125.6
Income tax and social contribution		14.8	8.6
Financial guarantee and residual value	13	59.6	29.5
Dividends payable		14.8	37.3
Unearned income		173.1	183.5
Provisions	14.1	93.7	95.4

		2,702.9	2,552.9

NON-CURRENT
Loans and financing	11	2,128.8	2,418.4
Non-recourse and recourse debt		385.3	389.7
Other payables		32.9	87.6
Advances from customers		214.4	176.1
Taxes and payroll charges payable		109.8	144.1
Deferred income tax and social contribution	12	368.5	270.4
Financial guarantee and residual value	13	166.4	208.5
Unearned income		151.5	145.4
Provisions	14.1	133.2	153.1

		3,690.8	3,993.3

TOTAL LIABILITIES		6,393.7	6,546.2

SHAREHOLDERS’ EQUITY
Capital	16.1	1,438.0	1,438.0
Treasury shares	16.3	(51.2)	(60.1)
Revenue reserves		2,429.9	2,429.5
Share-based remuneration	17	33.8	33.1
Accumulated other comprehensive loss		(101.4)	(75.7)
Retained losses		(76.9)	—

		3,672.2	3,764.8

Non-controlling interest		99.7	100.0

TOTAL SHAREHOLDERS’ EQUITY		3,771.9	3,864.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,165.6	10,411.0

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Three-month periods ended March 31, 2015 and 2014

(In millions of U.S. dollars, except weighed average shares and earnings (loss) per share)

	Note	03.31.2015	03.31.2014
		(Unaudited)	(Unaudited)
Revenue		1,055.9	1,242.3
Cost of sales and services		(805.6)	(973.4)

Gross Profit		250.3	268.9
Operating Income (Expense)
Administrative		(43.2)	(47.5)
Selling		(86.1)	(92.4)
Research		(7.4)	(9.3)
Other operating income (expense), net		(33.9)	(27.6)
Equity in income (losses) of associates		(0.1)	—

Operating profit before financial income		79.6	92.1
Financial income (expense), net		(15.2)	2.9
Foreign exchange gain (loss), net		(5.3)	(0.4)

Profit before taxes on income		59.1	94.6
Income tax expense	12.2	(118.0)	17.7

Net income (loss) for the period		(58.9)	112.3

Attributable to :
Owners of Embraer		(61.7)	110.6
Non-controlling interest		2.8	1.7
Weighted average number of shares (in thousands)
Basic	18	732,319	731,984
Diluted	18	735,895	736,238
Earnings (loss) per share-basic in US$	18	(0.0843)	0.1511
Earnings (loss) per share-diluted in US$	18	(0.0838)	0.1502

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Three-month periods ended March 31, 2015 and 2014

(In millions of U.S. dollars)

	03.31.2015	03.31.2014
	(Unaudited)	(Unaudited)
Net income (loss) for the period	(58.9)	112.3
Items that are or may be reclassified subsequently to profit or loss
Translation adjustments	(28.9)	(1.7)
Put options of minority interest	—	0.4
Financial instruments available for sale	0.1	—

Other comprehensive income (loss), net of tax effects (i)	(28.8)	(1.3)

Total of comprehensive income (loss)	(87.7)	111.0

Attributable to:
Owners of Embraer	(87.4)	110.7
Non-controlling interest	(0.3)	0.3

	(87.7)	111.0

(i)	presented items above are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Shareholders’ Equity

Three-month periods ended March 31, 2015 and 2014

(In millions of U.S. dollars)

				Revenue reserves				Accumulated other comprehensive (loss) income
	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Legal Reserve	For investment and working capital	Retained earnings (losses)	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders’ equity
At December 31, 2013	1,438.0	(103.8)	27.8	40.1	165.3	2,000.1	—	(4.2)	(44.1)	14.2	0.2	3,533.6	98.6	3,632.2

Net income for the period	—	—	—	—	—	—	110.6	—	—	—	—	110.6	1.7	112.3
Translation adjustments	—	—	—	—	—	—	—	—	—	(0.3)	—	(0.3)	(1.4)	(1.7)
Financial instruments available for sale	—	—	—	—	—	—	—	—	—	—	0.4	0.4	—	0.4

Total comprehensive income	—	—	—	—	—	—	110.6	—	—	(0.3)	0.4	110.7	0.3	111.0
Stock options grants exercised	—	25.1	—	—	—	—	(13.5)	—	—	—	—	11.6	—	11.6
Allocation of profits:
Investment in subsidy	—	—	—	0.1	—	—	(0.1)	—	—	—	—	—	—	—
Interest on own capital (R$ 0.07 per share)	—	—	—	—	—	—	(16.2)	—	—	—	—	(16.2)	—	(16.2)

At March 31, 2014 (Unaudited)	1,438.0	(78.7)	27.8	40.2	165.3	2,000.1	80.8	(4.2)	(44.1)	13.9	0.6	3,639.7	98.9	3,738.6

At December 31, 2014	1,438.0	(60.1)	33.1	40.7	180.3	2,208.5	—	(4.2)	(44.9)	(25.7)	(0.9)	3,764.8	100.0	3,864.8

Net loss for the period	—	—	—	—	—	—	(61.7)	—	—	—	—	(61.7)	2.8	(58.9)
Translation adjustments	—	—	—	—	—	—	—	—	—	(25.8)	—	(25.8)	(3.1)	(28.9)
Financial instruments available for sale	—	—	—	—	—	—	—	—	—	—	0.1	0.1	—	0.1

Total comprehensive income	—	—	—	—	—	—	(61.7)	—	—	(25.8)	0.1	(87.4)	(0.3)	(87.7)
Share-based remuneration	—	—	0.7	—	—	—	—	—	—	—	—	0.7	—	0.7
Stock options grants exercised	—	8.9	—	—	—	—	(5.6)	—	—	—	—	3.3	—	3.3
Allocation of profits:
Investment in subsidy	—	—	—	0.4	—	—	(0.4)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	(9.2)	—	—	—	—	(9.2)	—	(9.2)

At March 31, 2015 (Unaudited)	1,438.0	(51.2)	33.8	41.1	180.3	2,208.5	(76.9)	(4.2)	(44.9)	(51.5)	(0.8)	3,672.2	99.7	3,771.9

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Three-month periods ended March 31, 2015 and 2014

(In millions of U.S. dollars)

	Note	03.31.2015	03.31.2014
		(Unaudited)	(Unaudited)
Operating activities
Net income (loss) for the period		(58.9)	112.3
Adjustment to net income (loss) for items not affecting cash
Depreciation		44.6	37.5
Amortization	10	24.9	21.4
Contribution from suppliers	10	(6.2)	(3.9)
Allowance (reversal) for inventory obsolescence		3.6	(4.4)
Inventory and PPE provision for adjustment to realizable value		1.1	(0.8)
Provision (reversal) for doubtful accounts		2.9	(0.2)
Deferred income tax and social contribution	12.2	110.0	(47.7)
Accrued interest		(0.5)	0.9
Equity in the losses (gain) of associates		0.1	—
Share-based remuneration		0.7	—
Foreign exchange gain (loss), net		6.8	0.5
Residual value guarantee	13	(12.8)	(6.4)
Other		12.5	0.6
Changes in assets:
Financial investments		(117.8)	(51.4)
Derivative financial instruments		16.1	3.6
Collateralized accounts receivable and accounts receivable		(93.6)	(118.0)
Customer and commercial financing		0.8	(5.5)
Inventories		(294.1)	(239.2)
Other assets		(107.2)	(72.5)
Changes in liabilities:
Trade accounts payable		46.8	(67.3)
Non-recourse and recourse debt		(2.5)	0.3
Other payables		(32.0)	58.1
Contribution from suppliers		63.8	26.7
Advances from customers		5.2	52.7
Taxes and payroll charges payable		(22.9)	(4.2)
Financial guarantees		0.8	(4.4)
Other provisions		15.3	0.5
Unearned income		(4.3)	10.4

Net cash used operating activities		(396.8)	(300.4)

Investing activities
Acquisition of property, plant and equipment		(93.4)	(47.6)
Proceeds from sale of property, plant and equipment		36.1	0.1
Additions to intangible assets	10	(90.9)	(83.3)
Proceeds from financial investments		0.5	(0.1)

Net cash used in investing activities		(147.7)	(130.9)

Financing activities
Repayment of borrowings		(59.8)	(48.1)
Proceeds from borrowings		100.8	47.5
Dividends and interest on own capital		(29.5)	(26.1)
Proceeds from stock options exercised		3.3	11.6

Net cash generated by (used in) financing activities		14.8	(15.1)

Increase (decrease ) in cash and cash equivalents		(529.7)	(446.4)
Effects of exchange rate changes on cash and cash equivalents		(118.5)	22.2
Cash and cash equivalents at the beginning of the period		1,713.0	1,683.7

Cash and cash equivalents at the end of the period		1,064.8	1,259.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.	Operations

Embraer S.A. (the “Embraer” or “the Company”) is a publicly-held Company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

(ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

(iii)	To contribute to the training of technical personnel as necessary for the aerospace industry;

(iv)	To engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefor;

(v)	To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

(vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts—ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation and preparation of the financial statements

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2014.

2.1.1	Basis of preparation

These condensed consolidated interim financial statements were prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying the Company’s accounting policies. These condensed consolidated interim financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the condensed consolidated interim financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2014 (not included herein).

The actual results may differ from these estimates and assumptions.

The results of operations for the three-month period ended March 31, 2015 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2015.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.1.2	Consolidation

The condensed consolidated interim financial statements include the balances of March 31, 2015 financial statements of the Company and all subsidiaries that Embraer, directly or indirectly has control, special purpose entities (SPEs) for which the Company has control, exclusive investment funds (FIE) and participation investment funds (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. Joint operations are consolidated in the proportion of investiment.

All accounts and balances arising from transactions occurred between consolidated entities are eliminated.

2.1.3	Interest in other entities

Interest in other entities is not consolidated in the consolidated financial statements. As of March 31, 2015, these comprise AEL Sistemas SA—“AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. AEL´s main activities are research, development, manufacture and sales of electronic components: electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence in AEL, and, therefore, the investment is classified as a non-current financial instrument asset, measured at fair value, and the changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

2.2	Summary of significant accounting policies

There were no significant changes in the Company’s accounting policies from those disclosed in the financial statements of December 31, 2014.

3.	Cash and cash equivalents

	03.31.2015	12.31.2014
	(Unaudited)
Cash and banks	151.6	230.6

	151.6	230.6

Cash equivalents
Private securities (i)	615.1	973.4
Fixed deposits (ii)	296.6	507.5
Investment funds (iii)	1.5	1.5

	913.2	1,482.4

	1,064.8	1,713.0

(i)	Investment in Bank Deposit Certificates – CDBs and Repurchase Agreement—REPO, issued by Brazilian financial institutions, with original maturities of 90 days or less for which there are no penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.

(ii)	Fixed term deposits with highly-rated financial institutions with original maturities of 90 days or less.

(iii)	Money Market Funds in dollars with daily liquidity and a constant net asset value in conformity with the standards of the SEC. The investment portfolio is comprised of securities issued by premium institutions abroad.

In 2014 in line with its business strategy, the Company settled some investments of exclusive funds.

The weighted average interest rate on March 31, 2015, for cash equivalents in reais and in dollars were 12.99% p.a. and 1.13% p.a. (11.14% p.a. and 1.27% p.a. on December 31, 2014), respectively.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

4. Financial investments

	03.31.2015 (Unaudited)				12.31.2014
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Public securities	—	0.7	—	0.7	—	1.1	—	1.1
Private securities	415.3	—	—	415.3	412.4	—	—	412.4
Money market funds	318.0	—	—	318.0	287.9	—	—	287.9
Investment funds	9.0	—	—	9.0	9.0	—	—	9.0
Other	0.2	43.5	2.2	45.9	0.3	43.1	2.6	46.0

	742.5	44.2	2.2	788.9	709.6	44.2	2.6	756.4

Current portion	742.5	0.7	—	743.2	709.6	1.0	—	710.6
Non-current	—	43.5	2.2	45.7	—	43.2	2.6	45.8

On March 31, 2015, the financial investments in Brazil and abroad comprised exclusively of private securities.

On March 31, 2015, the financial investments abroad comprised private securities, fixed term deposits and exclusive investment funds, and consists of securities issued by international institutions and by highly-rated corporations with high liquidity, measured at their realizable values. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

These investment funds have no significant financial obligations. The financial obligations are restricted to the asset management and custody fees, audit fees and similar expenses, which are already accounted for based on the value of each asset in the portfolio. No Company assets were used as collateral for these obligations and the fund creditors have no right of recourse against the general credit of the Company.

5. Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of March 31, 2015, the Company had derivative financial instruments such as interest swaps, purchase option and sale of currency, non-deliverable forward (NDF).

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa. They are valued at the future flow determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedging operations are contracted to protect highly probable salary and taxes expense flows denominated in reais from exchange rate variations. The expense flows are expected to occur on a monthly basis beginning in January 2015 and ending in December 2015. Financial instruments normally used by the Company for this type of transaction mode is zero-cost collar, which consists of the buying of Put Options and selling of Call Options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined by the pricing model observable market (through information providers) and widely used by market participants to measure similar instruments. When the closing rate of dollar is between the values ??of exercise of Put and Call, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity.

As of March 31, 2015, there was no gain or loss recognized on the maturity of derivative instruments designated as cash flow since during the year the exchange rate was between the Put and Call values. Thus no value was recorded in the income statement, except the extrinsic value of transactions maturing in 2015.

The operations non-deliverable forward (NDF) are contracted with the purpose of protecting the flows of exchange risks. Their fair values are calculated using observable market pricing models.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

As of March 31, 2015, the Company did not have any derivative contracts subject to margin calls.

Purpose	Risk	Counterparty	Settlement date	03.31.2015	12.31.2014
				(Unaudited)
Recourse and non-recourse debt(i)	Interest rate	Natixis	2022	17.9	17.9
Export financing(ii)	Interest rate	ItauBBA	2016	(1.8)	(2.4)
		Votorantim	2017	(2.1)	(2.5)
		Citibank	2016	(1.0)	(1.3)
		Santander	2017	(0.7)	(0.8)
		Societe Generale	2016	(0.5)	(0.6)
		Bradesco	2016	(0.5)	(0.6)
Acquisition of property, plant and equipment(iii)	Interest rate	Compass Bank	2024	(0.2)	(0.4)
Brazilian Real expenses(iv)	Exchange rate	ItauBBA	2015	(1.7)	(0.4)
		Citibank	2015	(4.5)	(1.1)
		Santander	2015	(2.7)	(0.6)
		Votorantim	2015	(6.5)	(1.5)
Brazilian Real expenses(v)	Exchange rate	ItauBBA	2015	(1.7)	(0.7)
		Votorantim	2015	(3.5)	(0.4)
Export financing(vi)	Interest rate	ItaúBBA	2016	(0.1)	(0.1)
		Bradesco	2016	(0.1)	(0.1)
		Votorantim	2017	(0.4)	(0.4)
		Bofa Merril Lynch	2017	(0.1)	(0.1)
		Santander	2017	(0.5)	(0.5)
Project Development(vi)	Interest rate	ItaúBBA	2023	(0.2)	(0.1)
		Votorantim	2020	(0.8)	(0.3)
		Bofa Merril Lynch	2022	(0.3)	(0.1)
		Santander	2022	(0.7)	(0.1)
		HSBC	2022	(0.3)	—
		Societé Generale	2022	(0.1)	—
Export financing(vii)	Exchange rate	Santander Totta	2015	(0.6)	(0.3)

				(13.7)	2.5

(i)	Derivative financial instruments (swap), not qualifying for hedge accounting and contracted by the Company and have effectively converted the amount of R$338.8 million equivalent to US$121.2 for recourse and non-recourse debt, from a fixed interest rate of 6.17% p.a., into a floating rate equivalent to LIBOR 6 month + 1.21% p.a.;

(ii)	Derivative financial instruments in the form of swap that converted a debt in the form of export in the amount of R$887.0 million equivalent to US$276.5, from a fixed interest rate of 5.96% p.a. to an average rate equivalent floating to 65.29% p.a. CDI (Interbank Deposit Certificate);

(iii)	Derivative financial instruments (swap), not qualifying for hedge accounting, relating to a transaction in the amount of R$15.3 million equivalent to US$4.8 which converted financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. to a fixed interest rate of 5.23% p.a.;

(iv)	Derivative financial instruments in the form zero-cost collar, designated as a cash flow hedge in the amount of R$793.6 million equivalent to US$345.1, through a purchase of a put option an exercise price of R$2.30 and sales of CALL with an average price of R$3.3931;

(v)	Derivative financial instruments in the zero-cost collar mode of R$331.7 million, equivalent to US$136.3 which made buying PUT with an average exercise price of R$2.4335 and call with average exercise price and R$3.4251.

(vi)	Derivative financial instruments in the form of interest rate swap designated as hedge accounting that converted a debt in the form of export and development project in the amount of R$958.2 million, equivalent to US$298.7, from an average fixed interest rate of 4.27% p.a. to an average floating rate equivalent to 37.7% of the CDI (Interbank Deposit Certificate); and

(vii)	Derivative financial instrument in the form non-deliverable forwards, amounting to R$14.4 million, equivalent to US$4.5 related to currency exchange dollar to euro.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

On March 31, 2015 and December 31, 2014, the fair value of derivative financial instruments was presented in the Statement Financial Position as shown below:

	03.31.2015	12.31.2014
	(Unaudited)
Assets
Current portion	5.1	5.2
Non-current	12.8	12.7
Liabilities
Current portion	(31.6)	(15.4)

Total	(13.7)	2.5

6. Inventories

	03.31.2015	12.31.2014
	(Unaudited)
Raw materials	994.6	996.1
Work-in-process	795.3	649.0
Spare parts	357.9	357.3
Inventory in transit	272.0	228.4
Finished goods(i)	259.6	157.6
Advances to suppliers	99.6	92.5
Used aircraft available for sales(ii)	41.2	47.9
Consumption materials	40.6	40.9
Provision for adjustment to realizable value	(7.3)	(8.0)
Provision for obsolescence(iii)	(157.4)	(156.4)

	2,696.1	2,405.3

(i)	The following aircrafts were held in inventory at:

•	March 31, 2015: two EMBRAER 175, two EMBRAER 190, one Legacy 500, one Legacy 550, four Legacy 650, six Phenom 100, seven Phenom 300, one Lineage and eight Ipanema; and

•	December 31, 2014: two EMBRAER 190, two Legacy 650, three Phenom 100, three Phenom 300, one Lineage and ten Ipanema.

Of the total aircraft inventories on March 31, 2015, two Embraer 175, three Phenom 100, one Phenom 300 and one Legacy 650, sold through up to May 22, 2015.

(ii)	The following used aircrafts were held in inventory as available for sale:

•	March 31, 2015: one Legacy 650, one Phenom 100, three Phenom 300; and

•	December 31, 2014: one Legacy 650, one Phenom 100, three Phenom 300 and one Challenger 604.

(iii)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

7. Interest in entities

(i) Wholly owned subsidiaries and special purpose entities

Subsidiaries and structured entities that the Company directly or indirectly has control, disclosed in the consolidated financial statements as of December 31, 2014, are consolidated into the Embraer group. The Company does not have any contractual or legal restrictions to access assets or settle liabilities of the wholly owned subsidiaries of the group.

These entities have risks inherent to the operations and the main ones are described below:

•	Economic Risks: are potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•	Operational risk: are potential losses by the emergence of new technologies or failure of current processes;

•	Credit risk: are potential losses that may occur where the third party (customer) becomes unable to meet its obligations; and

•	Liquidity risk: financial inability to cover financial obligations.

(ii) Subsidiaries with participation of non-controlling shareholders

Group entities described below have participation of non-controlling shareholders, but based on contractual agreements and analysis of the current accounting standards, the Company has control and therefore to consolidate these entities:

Entity	Country	Paticipation Embraer Group	Participation noncontrolling
Bradar Indústria S.A.	Brazil	95,0%	5,0%
Aero Seating Technologies LLS	United States of America	85,5%	14,5%
OGMA – Indústria Aeronáutica de Portugal S.A.	Portugal	65,0%	35,0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51,0%	49,0%
Embraer CAE Training Services Ltd.	United Kingdom	51,0%	49,0%
Visiona Tecnologia Espacial S.A.	Brazil	51,0%	49,0%
Embraer CAE Training Services	United States of America	51,0%	49,0%
Harpia Sistemas S.A.	Brazil	51,0%	49,0%
EZ Air Interior Limited	Ireland	50,0%	50,0%
Bradar Aerolevantamento Ltda	Brazil	25,0%	75,0%

Although the group Embraer has 51.0% of the entities: Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers described in the contractual agreements demonstrate that the Board of Directors is composed mostly by representatives from Embraer and direction of the relevant activities of the entity are approved with the consent of those representatives.

The shareholder agreement of Bradar Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all of the shares of non-controlling interest. This option is exercisable at any time and can be transferred to any person, which determined the control group Bradar Aerolevantamento by Embraer, despite the shareholding of only 25% of its capital.

The equity interests held in these subsidiaries do not differ substantially from the right proportion of votes held by Embraer Group.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Following is the summary of the financial position of the group entities that have non-controlling interest:

	03.31.2015	12.31.2014
	(Unaudited)
Cash and cash equivalent	81.9	106.4
Current assets	319.6	329.0
Non current assets	121.7	126.0
Current liabilities	162.6	163.8
Non current liabilities	43.6	49.4
Noncontrolling interest	99.7	100.0
Revenue	54.7	323.8
Net income for the period/year	3.8	25.0

Group subsidiaries with non-controlling interests are subject to the same risks described for the wholly owned subsidiaries.

(iii) Jointly controlled entity

The EZ Air Interior Limited is a joint operation between group Embraer and Zodiac Aerospace and shares with the other member the joint administration of the relevant activities of the entity.

This joint operation has net assets and liabilities recognized in the consolidation in accordance with the rights and obligations assigned to Embraer.

	03.31.2015	12.31.2014
	(Unaudited)
Cash and cash equivalent	1.7	1.4
Current assets	23.4	20.0
Non current assets	4.3	4.3
Current liabilities	15.4	11.8
Non current liabilities	16.1	15.9
Noncontrolling interest		—
Revenue	6.4	18.7
Net loss for the period/year	(0.4)	(2.5)

(iv) Interest in other companies

Interest in other companies in Embraer Group is represented only by the participation of 25% of Embraer Defesa & Segurança in AEL Sistemas SA. Despite this interest, Embraer Group does not have significant influence on the management of this entity, and therefore the investment is measured as a financial instrument in the consolidated financial statements at fair value, on March 31, 2015 and December 31, 2014 the balance was US$ 2.2 and US$ 2.5 respectively.

8.	Related Party Transactions

8.1	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, (ii) balances of financial investments; and (iii) bank deposits;

•	liabilities: (i) purchase of aircraft components and spare parts, (ii) advances received on account of sales contracts; (iii) financing for research and product development at market rates (iv) loans and financing; and (v) export financing; and

•	amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments; (iii) interest on financing for research and product development, import and export financing and advances on exchange contracts; and (iv) supplementary pension plan.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

8.1.1	March 31, 2015 (Unaudited)

	Current		Non-Current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	166.2	67.5	328.9	320.5	3.7	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	60.4	—	339.5	(4.7)	—
Caixa Econômica Federal	209.8	0.1	—	31.2	(0.5)	—
Comando da Aeronáutica	269.7	137.4	—	—	—	(17.7)
Embraer Prev – Sociedade de Previdência Complementar	—	—	—	—	—	(6.3)
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	5.6	—	—
Exército Brasileiro	8.9	—	—	—	—	1.3
Financiadora de Estudo e Projetos – FINEP	—	7.3	—	71.5	(0.7)	—
Telecomunicações Brasileiras S.A. – Telebrás	86.1	9.9	—	86.5	—	7.7

	740.7	282.6	328.9	854.8	(2.2)	(15.0)

8.1.2	December 31, 2014

	Current		Non-Current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	240.7	1.4	320.5	396.4	60.8	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	50.9	—	386.8	(14.9)	—
Brazilian Air Force	277.3	198.5	—	—	—	89.1
Caixa Econômica Federal	247.2	0.1	—	37.6	24.7	—
Embraer Prev – Sociedade de Previdência Complementar	—	—	—	—	—	(29.2)
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	6.3	—	—
Exército Brasileiro	17.4	—	—	—	—	12.3
Financiadora de Estudo e Projetos – FINEP	—	9.5	—	88.1	(2.0)	—
Telecomunicações Brasileiras S.A. – Telebrás	46.4	20.3	—	79.5	—	31.9

	829.0	280.7	320.5	994.7	68.6	104.1

8.1.3	March 31, 2014 (Unaudited)

	Financial Results	Operating Results
Banco do Brasil S.A.	13.6	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(3.1)	—
Brazilian Air Force	5.4	—
Caixa Econômica Federal	—	49.6
Embraer Prev – Sociedade de Previdência Complementar	—	(0.5)
Exército Brasileiro	—	9.3
Financiadora de Estudo e Projetos – FINEP	—	4.8
Telecomunicações Brasileiras S.A. – Telebrás	(0.5)	—

	15.4	63.2

8.2	Brazilian Federal Government

The Brazilian Federal Government, through its direct and indirect interests and by holding a “golden share” is a significant shareholder. At September 30, 2014, in addition to its “golden share”, the Brazilian Federal Government held an indirect 5.37% stake in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social – BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. As a result, transactions between Embraer and the Brazilian Federal Government or its agencies come within the definition of related party transactions.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer of defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

Remuneration of key Management personnel:

	03.31.2015	03.31.2014
	(Unaudited)	(Unaudited)
Short-term benefits(i)	3.2	4.0
Share based payment	2.0	0.7
Labor contract termination	—	0.4

Total remuneration	5.2	5.1

(i)	Includes salaries and social security contributions.

Key Management includes members of the statutory Board of Directors and Executive Directors.

9. Property, Plant and Equipment

There were no significant additions, disposals, impairment or reclassifications of property, plant and equipment during the first three months of 2015 as well as changes in the estimated useful lifes and residual values of the assets.

10. Intangible Assets

Internally developed intangible assets relate to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4
Additions	63.3	25.7	—	1.4	—	0.5	—	—	90.9
Contributions from suppliers	(63.8)	—	—	—	—	—	—	—	(63.8)
Translation adjustments	—	—	—	—	(2.8)	—	—	0.1	(2.7)

At March 31, 2015 (Unaudited)	1,113.1	1,188.5	25.6	25.9	9.3	236.4	38.3	22.7	2,659.8

Acumulated amortization
At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)
Amortization	(14.6)	(7.4)	—	—	—	(2.9)	—	—	(24.9)
Amortization of contribution from suppliers	4.0	2.2	—	—	—	—	—	—	6.2
Translation adjustments	—	—	—	—	0.5	—	—	—	0.5

At March 31, 2015 (Unaudited)	(882.2)	(331.6)	(25.6)	—	(4.9)	(145.9)	—	(2.5)	(1,392.7)

Intangible, net
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9
At March 31, 2015 (Unaudited)	230.9	856.9	—	25.9	4.4	90.5	38.3	20.2	1,267.1

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4
Additions	203.2	169.8	—	12.7	—	29.7	—	—	415.4
Contributions from suppliers	(133.4)	(52.0)	—	—	—	—	—	—	(185.4)
Reclassifications	—	17.1	—	—	—	—	—	—	17.1
Translation adjustments	—	—	—	—	(2.9)	—	—	(0.2)	(3.1)

At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4

Acumulated amortization
At December 31, 2013	(825.5)	(296.4)	(24.8)	—	(5.4)	(128.1)	—	(2.1)	(1,282.3)
Disposals	(65.7)	(35.6)	(0.8)	—	—	(14.9)	—	(0.4)	(117.4)
Amortization	19.6	5.6	—	—	—	—	—	—	25.2

At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)

Intangible, net
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9

During the three month ended on March 31, 2015, the Company capitalized interest of US$3.5 in intangible assets.

11. Loans and Financing

	Currency	Contractual interest rate -%	Effective interest rate -%	Maturity	03.31.2015	12.31.2014
					(Unaudited)
Other currencies:
		4.60% to 6.38%	4.60% to 7.42%	2023	1,401.4	1,402.4
Working capital	US$	Libor 6M + 1.35%	Libor 6M + 1.35%	2019	18.0	18.0
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	102.5	101.9
	Euro	1.50% a 3.37%	1.50% a 3.37%	2020	72.3	82.4
Project development	US$	6.08%	6.08%	2015	0.1	0.2

Property, plant and equipment	US$	2.13% Libor 1M + 2.44%	2.13% Libor 1M + 2.44%	2030 2035	64.1	64.4

Finance leasing	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.1	0.1

					1,658.5	1,669.4

In local currency:
Export Financing	R$	5.50% to 8.00%	5.5% to 8.00%	2017	93.5	113.2
Project development	R$	3.50% to 5.50% TLPJ + 1.92% a 5.00%	3.50% to 5.50% TLPJ + 1.92% a 5.00%	2023 2022	383.4	420.6
Credit Note for Exportation	R$	5.50% to 8.00%	5.5% to 8.00%	2017	252.3	304.8
Working capital	R$	106.00% CDI	106.00% CDI	2015	1.5	—
Finance leasing	R$	CDI + 1.20%	CDI + 1.20%	2015	0.1	0.1

					730.8	838.7

Total					2,389.3	2,508.1

Current portion					260.5	89.7
Non-current portion					2,128.8	2,418.4

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

In October 2006, the Company’s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the “SEC”. In October 2009, Embraer Overseas Limited issued US$ 500.0 of 6.375% p.a. guaranteed notes due on January 15, 2020. Because Overseas Limited is a wholly owned subsidiary of Embraer S.A., and exists to conduct financial operations, funding operations made by Embraer Overseas Limited are presented in the statement of financial position of the Company.

Between the months of August and September 2013 Embraer S.A., through its subsidiary Embraer Overseas Limited, made the exchange offer for existing bonds maturing in 2017 and 2020 for “New Notes” maturing in 2023. For titles of 2017 to the Exchange Offer resulted in US$ 146.4 aggregate principal amount of existing notes and US$ 337.2 aggregate principal amount of 2020 Notes, representing a pproximately 54.95% of the Notes exchanged. The total of the “Exchange Offer” which considering the effects of the exchange price negotiations total issuance of New Notes closed on approximately US$ 540.5 in principal at a rate of 5.696% and maturing to September 16, 2023 value.

The separate financial statements of Embraer Oversas Limited are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$500 at a rate of 5.15% a year.

On February 2013, Embraer S.A. signed loans in the form of Export Credit Notes for the purpose of applying in export activities and the production of goods for export in the accumulated amount of R$ 712.0 million equivalent to US$ 221.9 at a fixed rate of 5.50% p.a.

On March and April, 2013, Embraer S.A. contracted the funding line Programa BNDES de Sustentação do Investimento – BNDES PSI – Subprograma Exportação de Pré-embarque in order to implement the activities of production for export in the total amount of R$ 200.0 million equivalent to US$ 62.3 at a fixed rate of 5.50% p.a.

In August 2013, Embraer S.A. contracted financing line from the Financier of Studies and Projects – FINEP for the purpose of use in research and new product development program totaling approximately R$ 303.9 million equivalent to US$ 94.7 at a rate fixed 3.50% per annum. On March 31, 2015 the Company had received the amount of R$ 190.3 million equivalent to US$ 59.3 million.

In December 2013, Embraer S.A. signed a contract with BNDES for use in developments projects in the amount of approximately R$1.4 billion equivalent to US$ 444.0. On March 31, 2015, the Company had received the amount of R$ 706.8 million equivalent to US$220.9 at a fixed rate of 3.50% p.a.

On March 31, 2015, the long-term financing agreements will mature as follows:

Year
2016	149.4
2017	428.7
2018	86.7
2019	71.6
After 2019	1,392.4

2,128.8

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

11.1	Currency analysis

Total debt is denominated in the following currencies:

	03.31.2015	12.31.2014
	(Unaudited)
Loans
US dollar	1,586.2	1,587.0
Brazilian Real	730.8	838.7
Euro	72.3	82.4

	2,389.3	2,508.1

11.2	Interest and guarantees

On March 31, 2015, the loans denominated in Real (31% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate on March 31, 2015 was 6.12% p.a. (6.01% p.a. on December 31, 2014).

On March 31, 2015 the loans denominated in US dollar (66% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.56% p.a. (5.56% p.a. on December 31, 2014). In addition, as on March 31, 2015, the Company had denominated loans in Euro (3% from total) that are subject to annual weighted interest rates of 2.91% p.a. (2.91% p.a. on December 31, 2014).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 4.45% p.a. as on March 31, 2015 (LIBOR + 4.17% p.a. on December 31, 2014).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 395.9 as on March 31, 2015 (US$ 461.9 on December 31, 2014) were provided as collateral for loans.

11.3	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on the EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As on March 31, 2015, the Company was in compliance with all the restrictive clauses.

12. Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities are maintained in Real and the accounting basis are measured in US dollars (functional currency), the fluctuation in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Based on expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforward.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.1	Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	03.31.2015	12.31.2014
	(Unaudited)
Temporarily non-deductible provisions	(41.2)	(64.9)
Tax loss carryforwards	48.2	17.9
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(372.5)	(204.7)
Gains not realized from sales of Parent Company to subsidiairies	24.9	28.0
Effect of differences by fixed asset	(30.9)	(31.0)
Differences between basis: account x tax	11.6	(7.6)

Deferred tax assets (liabilities), net	(359.9)	(262.3)

Total deferred tax asset	8.6	8.1
Total deferred tax liability	(368.5)	(270.4)

The change of deferred income tax that affected profit and loss was as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2013	(215.0)	14.3	(200.7)

Temporarily non-deductible provisions	(3.4)	—	(3.4)
Tax loss carryforwards	(1.7)	—	(1.7)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(81.0)	—	(81.0)
Gains not realized from sales of Parent Company to subsidiairies	10.9	—	10.9
Effect of differences by fixed asset	(4.8)	—	(4.8)
Differences between basis: account x tax	1.3	17.1	18.4

At December 31, 2014	(293.7)	31.4	(262.3)

Temporarily non-deductible provisions	23.7	—	23.7
Tax loss carryforwards	30.3	—	30.3
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(167.8)	—	(167.8)
Gains not realized from sales of Parent Company to subsidiairies	(3.1)	—	(3.1)
Effect of differences by fixed asset	0.1	—	0.1
Differences between basis: account x tax	6.8	12.4	19.2

At March 31, 2015 (Unaudited)	(403.7)	43.8	(359.9)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.2	Reconciliation of income tax expense

	03.31.2015	03.31.2014
	(Unaudited)	(Unaudited)
Profit before taxation	59.1	94.6

Income tax and social contribution expense at the nominal Brazilian enacted tax rate—34%	(20.1)	(32.2)

Tax on profits of overseas subsidiaries	(0.6)	—
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(167.8)	52.7
Research and development tax incentives	0.5	13.8
Interest on own capital	3.4	5.4
Fiscal credits (recognized and non recognized) and tax rate	3.2	5.9
Other difference between IFRS and fiscal basis	15.6	(26.9)
Other	47.8	(1.0)

	(97.9)	49.9

Income tax and social contribution income (expense) benefit as reported	(118.0)	17.7

Current income tax and social contribution (expense) benefit as reported	(8.0)	(30.0)
Deferred income tax and social contribution income (expense) benefit as reported	(110.0)	47.7

The effective tax rate for the three-month period ended March 31, 2015 was positive 199.7% as compared to a negative 18.7% in the three-month period ended March 31, 2014. This variation was mainly due to the effect of foreign exchange variation during the period, which time the real depreciated 21% and generated a deferred tax loss on non-monetary assets. In the three-month period ended March 31, 2014, the real appreciated 3.4% and generated a deferred income tax credit on non-monetary assets.

13. Financial Guarantees and Residual Value Guarantees

	03.31.2015	12.31.2014
	(Unaudited)
Financial guarantee of residual value	81.6	94.4
Accounts payable(i)	72.9	81.8
Financial guarantee	58.4	61.8
Additional provision(i)	13.1	—

	226.0	238.0

Current portion	59.6	29.5
Non-current portion	166.4	208.5

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Below is the activity of the financial guarantees and residual guarantees:

	Financial guarantee	Financial guarantee of residual value	Accounts payable(i)	Additional provision(i)	Total
At December 31, 2012	54.5	59.5	258.5	211.9	584.4

Additions	30.6	0.8	3.8	6.7	41.9
Disposals	—	—	(121.4)	(66.4)	(187.8)
Reversals	—	—	(2.7)	(170.5)	(173.2)
Market value	—	21.3	—	18.3	39.6
Guarantee amortization	(11.4)	—	—	—	(11.4)

At December 31, 2013	73.7	81.6	138.2	—	293.5

Additions	1.2	—	4.0	—	5.2
Disposals	—	(6.3)	(60.4)	—	(66.7)
Market value	—	19.1	—	—	19.1
Guarantee amortization	(13.1)	—	—	—	(13.1)

At December 31, 2014	61.8	94.4	81.8	—	238.0

Additions	—	—	0.9	13.1	14.0
Disposals	—	—	(9.8)	—	(9.8)
Market value	—	(12.8)	—	—	(12.8)
Guarantee amortization	(3.4)	—	—	—	(3.4)

At March 31, 2015 (Unaudited)	58.4	81.6	72.9	13.1	226.0

(i)	Accounts payable and additional provision:

•	American Airlines—Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines in 2012. At March 31, 2015 the obligation assumed in accounts payable was US$ 72.9 (December 31, 2014 – US$ 81.8).

•	The Additional provision refers to potential losses of residual value guarantee provided for certain aircraft by the Company, which have initially expired and that an extension have been renegotiated with customers. On 31 March 2015 the balance was US$ 13.1.

14. Provisions and contingent liabilities

14.1	Provisions

	03.31.2015	12.31.2014
	(Unaudited)
Product warranties(i)	86.5	87.3
Provisions for labor, taxes and civil(ii)	67.4	80.4
Post retirement benefits	35.8	41.2
Taxes	24.4	25.3
Environmental provision(iii)	4.2	4.3
Other	8.6	10.0

	226.9	248.5

Current portion	93.7	95.4
Non-current portion	133.2	153.1

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as follows in the chart below.
(iii)	The Company maintains allowances for spending on research of soil and potential environmental recovery services.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

14.1.1	Provision labor, tax and civil

	03.31.2015	12.31.2014
	(Unaudited)
Tax related
PIS and COFINS(i)	10.8	12.7
Social security contributions(ii)	8.3	9.9
ICMS(iii)	3.9	4.6
FUNDAF(iv)	3.8	4.6
Import taxes(v)	1.9	2.2
Others	0.5	0.7
	29.2	34.7
Labor related
Plurimas 461/1379(vi)	8.1	9.8
Indemnity(vii)	2.9	3.4
Reintegration(viii)	2.5	2.7
Third parties	0.3	0.3
Others	24.1	27.4
	37.9	43.6
Civil related
Indemnity(ix)	0.3	2.1
	0.3	2.1

	67.4	80.4

Current portion	21.0	17.5
Non-current portion	46.4	62.9

(i)	The Company calculated credits on the corresponding contributions in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. In additiont these processes, the Company was notified for additional gathering of environmental risks of the work, the discussion resulted in the favorable decision to the Company pending the manifestation of Finance.
(iii)	The Company is discussing administratively the Infraction and Imposition of Penalty (Auto de Infração e Imposição de Multa—AIIM) issued by the State of São Paulo for the collection of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) on telecommunication services, understanding that the services referred to the AIIM are not taxed by the ICMS. The tax authorities have not yet decided on the appeal until this moment.
(iv)	In March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of this contribution Fundo de Modernização da Administração Fazendária (FUNDAF). As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.
(v)	It is two Notices of Violation and Imposition of Penalty issued against the Company involving the drawback regime. The first was issued due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences regarding the tax classification of certain products. Both discussions run the judiciary and is, respectively, in Special Appeal analysis phase in STJ (Supremo Tribunal de Justiça) and awaiting an appeal judgment by the TRF (Tribunal Regional Federal).
(vi)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(vii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had any kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.25 of the December 31, 2014 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits. The “Others” line in each of the categories is generally comprised of individual lawsuits and operations that differ from the main categories and are sufficiently different and insignificant not to warrant individual categories.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Change in provision:

	Product Warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Taxes	Environmental provision	Other	Total
At December 31, 2012	110.6	61.4	62.8	4.2	—	14.6	253.6

Additions	98.0	15.0	21.0	4.0	5.8	10.9	154.7
Interest	—	4.7	4.1	—	—	—	8.8
Reclassifications	—	—	—	—	—	—	—
Used/payments	(68.5)	(3.1)	(2.0)	—	—	—	(73.6)
Reversals	(35.1)	—	(9.6)	(1.0)	—	(16.2)	(61.9)
Translation adjustments	(1.1)	(7.0)	(7.4)	0.1	(0.5)	(1.5)	(17.4)

At December 31, 2013	103.9	71.0	68.9	7.3	5.3	7.8	264.2

Additions	89.2	3.0	31.2	18.0	2.1	5.0	148.5
Interest	—	4.8	5.0	—	—	—	9.8
Used/payments	(64.1)	(0.7)	(9.8)	—	(2.5)	(3.0)	(80.1)
Reversals	(38.9)	(30.0)	(7.2)	—	—	—	(76.1)
Translation adjustments	(2.8)	(6.9)	(7.7)	—	(0.6)	0.2	(17.8)

At December 31, 2014	87.3	41.2	80.4	25.3	4.3	10.0	248.5

Additions	12.4	—	2.4	1.0	1.0	—	16.8
Interest	—	0.9	1.8	—	—	—	2.7
Used/payments	(11.5)	—	(1.5)	(2.0)	(0.4)	(2.0)	(17.4)
Reversals	(1.3)	—	(1.5)	—	—	—	(2.8)
Translation adjustments	(0.4)	(6.3)	(14.2)	0.1	(0.7)	0.6	(20.9)

At March 31, 2015 (Unaudited)	86.5	35.8	67.4	24.4	4.2	8.6	226.9

14.2	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. Below is the description of all contingent liability that the Company has:

•	Remain administrative discussion relating to self infringement which deals with the accounting and recognition of compensation in the Board of Tax Appeals. The total amount involved on 31 March 2015 is US$ 31.9 and December 31, 2014 of US$ 37.9.

•	The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement the Company enters into to settle the same, may result in substantial fines and other sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

•	The Company has contingent liabilities amounting to US$ 12.5 related to labor suits at March 31, 2015 (US$ 15.3 at December 31, 2014).

15. Financial Instruments

15.1	Financial instruments by category

	03.31.2015 (Unaudited)
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	1,064.8	—	—	—	1,064.8
Financial investments	4	—	742.5	2.2	44.2	—	788.9
Collateralized accounts receivable		422.7	—	—	—	—	422.7
Trade accounts receivable, net		759.4	—	—	—	—	759.4
Customer and commercial financing		67.7	—	—	—	—	67.7
Derivative financial instruments	5	—	17.9	—	—	—	17.9

		1,249.8	1,825.2	2.2	44.2	—	3,121.4

Liabilities
Loans and financing	11	—	—	—	—	2,389.1	2,389.1
Trade accounts payable and others liabilities		—	4.7	—	—	1,788.4	1,793.1
Financial guarantee of residual value	13	—	81.6	—	—	144.4	226.0
Capital lease	11	—	—	—	—	0.2	0.2
Derivative financial instruments	5	—	31.6	—	—	—	31.6

		—	117.9	—	—	4,322.1	4,440.0

	12.31.2014 (Unaudited)
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	—	1,713.0	—	—	—	1,713.0
Financial investments	4	—	709.6	2.6	44.2	—	756.4
Collateralized accounts receivable		425.6	—	—	—	—	425.6
Trade accounts receivable, net		703.8	—	—	—	—	703.8
Customer and commercial financing		68.6	—	—	—	—	68.6
Derivative financial instruments	5	—	17.9	—	—	—	17.9

		1,198.0	2,440.5	2.6	44.2	—	3,685.3

Liabilities
Loans and financing	11	—	—	—	—	2,507.9	2,507.9
Trade accounts payable and others liabilities		—	4.0	—	—	1,788.7	1,792.7
Financial guarantee of residual value	13	—	94.4	—	—	143.6	238.0
Capital lease	11	—	—	—	—	0.2	0.2
Derivative financial instruments	5	—	15.4	—	—	—	15.4

		—	113.8	—	—	4,440.4	4,554.2

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.2 Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to generate estimates of fair values. As a consequence, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The book values of cash, cash equivalents, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the discounted value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•	Level 2—pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

•	Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2015. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	03.31.2015 (Unaudited)
		Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	3	153.1	911.6	—	1,064.7	—	1,064.8	1,064.8
Financial investments	4	2.9	739.7	—	742.6	46.4	788.9	788.9
Collateralized accounts receivable		—	—	—	—	422.7	422.7	422.7
Trade accounts receivable, net		—	—	—	—	759.4	759.4	759.4
Customer and commercial financing		—	—	—	—	67.7	67.7	67.7
Derivative financial instruments	5	—	17.9	—	17.9	—	17.9	17.9

		156.0	1,669.2	—	1,825.2	1,296.2	3,121.4	3,121.4

Liabilities
Loans and financing	11	—	—	—	—	2,389.1	2,525.3	2,389.1
Trade accounts payable and others liabilities		4.7	—	—	4.7	1,788.4	1,793.1	1,793.1
Financial guarantee and of residual value	13	—	—	81.6	81.6	144.5	226.0	226.0
Capital lease	11	—	—	—	—	0.2	0.2	0.2
Derivative financial instruments	5	—	31.6	—	31.6	—	31.6	31.6

		4.7	31.6	81.6	117.9	4,322.2	4,576.2	4,440.0

	12.31.2014
		Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	3	232.2	1,480.8	—	1,713.0	—	1,713.0	1,713.0
Financial investments	4	0.8	708.8	—	709.6	46.8	756.4	756.4
Collateralized accounts receivable		—	—	—	—	425.6	425.6	425.6
Trade accounts receivable, net		—	—	—	—	703.8	703.8	703.8
Customer and commercial financing		—	—	—	—	68.6	68.6	68.6
Derivative financial instruments	5	—	17.9	—	17.9	—	17.9	17.9

		233.0	2,207.5	—	2,440.5	1,244.8	3,685.3	3,685.3

Liabilities
Loans and financing	11	—	—	—	—	2,507.9	2,661.5	2,507.9
Trade accounts payable and others liabilities		4.0	—	—	4.0	1,788.7	1,792.7	1,792.7
Financial guarantee and of residual value	13	—	—	94.4	94.4	143.6	238.0	238.0
Capital lease	11	—	—	—	—	0.2	0.2	0.2
Derivative financial instruments	5	—	15.4	—	15.4	—	15.4	15.4

		4.0	15.4	94.4	113.8	4,440.4	4,707.8	4,554.2

Fair value liabilities measurement using significant unobservable inputs (level 3)
At December 31, 2013	81.6

Disposal	(6.3)
Market value	19.1
Reversal	—

At December 31, 2014	94.4

Disposal	—
Market value	(12.8)

At March 31, 2015 (Unaudited)	81.6

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.3	Financial risk management policy

The Company has and follows a risk management policy to direct transactions, which involves the diversification of transactions and counterparties. This policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy was established by the Executive Directors and submitted by to the Board of Directors, and provides for a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

15.3.1	Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce the financial indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of Management.

The capital management may be changed due to economy scenario alterations or to strategic repositioning of the Company.

On March 31, 2015, cash and cash equivalents was lower than the Company’s financial indebtedness by US$ 581.5 and December 31, 2014 cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 84.5.

Of the total financial indebtedness as of March 31, 2015, 10.9% was short-term (3.6% on December 31, 2014) and the average weighted term was equivalent to 5.3 years (5.4 years as of December 31, 2014). The Company’s own capital accounted for 37.1% as of March 31, 2014 and total liabilities as of December 31, 2014.

15.3.2	Credit risk

Credit risk is the risk of unfulfillment, by the counterparty, of an obligation due to the Company represented in financial instruments, or receivables due from sales to customers, which leads to a financial loss. The Company is exposed to credit risk with respect to its operational activities, cash held in banks and financial investments held in other institutions.

•	Financial investment

The credit risk of cash and financial investment, which is managed by the Financial Department, is managed according to the defined policy. The credit limit of the counterparties is reviewed on a daily basis in order to minimize the concentration risk and mitigate financial losses due to bankruptcy of the counterparties. The Financial Management Committee assists the Financial Department in examining and reviewing operations done with counterparties.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services. To reduce this risk, customer credit analyses are made continuously. In relation to accounts receivable from aircraft sales, the Company may have credit risks until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover risk of loss from doubtful accounts, the Company has recorded an allowance in an amount considered sufficient by management to cover expected losses on realization of the receivables.

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

a) Credit risk for counterparty with external assessment

	03.31.2015	12.31.2014
	(Unaudited)
Cash and cash equivalents	1,064.8	1,713.0
Financial investments	788.9	756.4
Derivative financial instruments	17.9	17.9

Total	1,871.6	2,487.3

Based on external appraisal:
AAA	1,184.2	1,598.9
AA	—	49.0
A	59.6	60.0
BBB	627.6	779.1
N/A	0.2	0.3

Total	1,871.6	2,487.3

N/A – Not available: no observable input to credit assessment

b) Credit risk for counterparties without external evaluation

	03.31.2015	12.31.2014
	(Unaudited)
Collateralized accounts receivable	422.7	425.6
Trade accounts receivable, net	759.4	703.8
Customer and commercial financing	67.7	68.6

Total	1,249.8	1,198.0

Based on internal appraisal:
Group 1	0.1	1.7
Group 2	85.9	90.5
Group 3	1,163.8	1,105.8

Total	1,249.8	1,198.0

Group	1: New customers (less than one year)
Group	2: Customers (more than one year) impaired
Group	3: Customers (more than one year) not impaired

15.3.3	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

To manage the liquidity of cash in dollars and reais, Management has established projections and assumptions based on contracts for future disbursements and receipts, which are monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures in advance, reducing the risk and financial cost.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At March 31, 2015 (Unaudited)
Loans and financing	3,121.7	445.0	840.3	420.0	1,416.4
Suppliers	1,016.7	1,016.7	—	—	—
Recourse and non recourse debt	397.5	12.2	23.8	347.5	14.0
Financial guarantees	226.0	59.6	40.0	14.5	111.9
Other liabilities	317.6	15.0	191.0	89.9	21.7
Capital lease	0.2	0.2	—	—	—

Total	5,079.7	1,548.7	1,095.1	871.9	1,564.0

At December 31, 2014
Loans and financing	3,279.9	195.0	1,079.0	320.5	1,685.4
Suppliers	980.6	980.6	—	—	—
Recourse and non recourse debt	400.0	10.3	328.8	32.1	28.8
Financial guarantees	238.0	29.5	42.1	14.8	151.6
Other liabilities	386.1	85.5	118.4	111.4	70.8
Capital lease	0.3	0.2	0.1	—	—

Total	5,284.9	1,301.1	1,568.4	478.8	1,936.6

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m—12m).

15.3.4	Market risk

a) Interest rate risk

This risk arises from the possibility that the Company might incur losses on account of interest rate fluctuations that increase the financial expense of liabilities and related to floating interest rates that reduce the assets income subject to floating interest rates and / or when the fluctuation in the determination of fair value price of assets or liabilities that are marked to market by fixed rates.

•	Cash, cash equivalents and financial investments—Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing—the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

On March 31, 2015, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

	Pre-fixed		Post-fixed		Total
Without derivative effect	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	677.2	36.53%	1,176.5	63.47%	1,853.7	100.00%
Loans and financing	2,175.4	91.05%	213.9	8.95%	2,389.3	100.00%

	Pre-fixed		Post-fixed		Total
With derivative effect	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	677.2	36.53%	1,176.5	63.47%	1,853.7	100.00%
Loans and financing	1,778.6	74.44%	610.7	25.56%	2,389.3	100.00%

On March 31, 2015, the Company’s cash, cash equivalents, financial investments and loans and financing post-fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,176.5	100.00%	1,176.5	100.00%
CDI	1,030.7	87.61%	1,030.7	87.61%
Libor	145.8	12.39%	145.8	12.39%

Loans and financing	213.9	100.00%	610.7	100.00%
TJLP	34.9	16.32%	34.9	5.71%
Libor	177.4	82.94%	74.9	12.26%
CDI	1.6	0.75%	500.9	82.02%

b) Foreign exchange rate risk

The Company’s functional currency is the US dollar.

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in Real (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs when Real denominated.

The Company, in certain market conditions, may protect itself against future expenses and revenues, denominated in foreign currency, to minimize future mismatches which lead to foreign currency gains/losses in the results.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 5).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Without the effect of derivative transactions		With the effect of derivative transactions
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
	(Unaudited)		(Unaudited)
Loans and financing
Brazilian reais	730.8	838.7	730.8	838.7
U.S. dollars	1,586.2	1,587.0	1,586.2	1,587.0
Euro	72.3	82.4	72.3	82.4

	2,389.3	2,508.1	2,389.3	2,508.1

Trade accounts payable
Brazilian reais	105.1	114.7	105.1	114.7
U.S. dollars	783.2	770.1	783.2	770.1
Euro	128.1	95.2	128.1	95.2
Other currencies	0.3	0.6	0.3	0.6

	1,016.7	980.6	1,016.7	980.6

Total (1)	3,406.0	3,488.7	3,406.0	3,488.7

Cash and cash equivalents and financial investments
Brazilian reais	1,041.5	1,392.3	1,041.5	1,392.3
U.S. dollars	764.1	1,011.8	764.1	1,011.8
Euro	9.0	11.0	9.0	11.0
Other currencies	39.1	54.3	39.1	54.3

	1,853.7	2,469.4	1,853.7	2,469.4

Trade accounts receivable:
Brazilian reais	69.5	78.0	69.5	78.0
U.S. dollars	381.1	508.0	381.1	508.0
Euro	308.8	116.8	308.8	116.8
Other currencies	—	1.0	—	1.0

	759.4	703.8	759.4	703.8

Total (2)	2,613.1	3,173.2	2,613.1	3,173.2

Net exposure (1 - 2):
Brazilian reais	(275.1)	(516.9)	(275.1)	(516.9)
U.S. dollars	1,224.2	837.3	1,224.2	837.3
Euro	(117.4)	49.8	(117.4)	49.8
Other currencies	(38.8)	(54.7)	(38.8)	(54.7)

The Company also has other financial assets and liabilities that are influenced by the foreign exchange variations and were not included in the table above. They are used to minimize the exposure in the presented currencies.

15.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded on March 31, 2015, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.1	Methodology

Assuming that the balances remain constant, the Company calculated the interest and exchange variation differential for each of the projected scenarios.

In the evaluation of the amounts exposed to interest rate risk, only the financial statement risks were considered. The operations subject to prefixed interest rates were not included.

The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of statement of financial position date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the statement of financial position date.

15.4.2	Interest risk factor

			Additional variations in book balances(*)
	Risk factor	Amounts exposed at 03.31.2015	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Cash equivalents and financial investments	CDI	1,030.7	(62.9)	(28.6)	5.7	39.9	74.2
Loans and financing	CDI	1.6	0.1	—	—	(0.1)	(0.1)

Net impact	CDI	1,029.1	(62.8)	(28.6)	5.7	39.8	74.1
Cash equivalents and financial investments	LIBOR	145.8	(0.1)	—	0.1	0.3	0.4
Loans and financing	LIBOR	177.4	0.2	—	(0.2)	(0.3)	(0.5)

Net impact	LIBOR	(31.6)	0.1	—	(0.1)	—	(0.1)
Loans and financing	TJLP	34.9	0.9	0.3	(0.2)	(0.7)	(1.2)

Net impact	TJLP	(34.9)	0.9	0.3	(0.2)	(0.7)	(1.2)
Rates considered	CDI	12.75%	6.65%	9.98%	13.30%	16.63%	19.95%
Rates considered	LIBOR	0.27%	0.19%	0.28%	0.37%	0.46%	0.56%
Rates considered	TJLP	5.50%	3.00%	4.50%	6.00%	7.50%	9.00%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 03.31.2015.

15.4.3	Foreign exchange risk factor

			Additional variations in book balances(*)
	Risk factor	Amounts exposed at 03.31.2015	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Assets		1,368.2	675.1	328.6	(17.9)	(364.4)	(711.0)
Cash, cash equivalents and financial investments	BRL	1,041.5	513.9	250.1	(13.6)	(277.4)	(541.2)
Other assets	BRL	326.7	161.2	78.5	(4.3)	(87.0)	(169.8)
Liabilities		1,392.4	(687.1)	(334.4)	18.3	370.9	723.6
Loans and financing	BRL	730.8	(360.6)	(175.5)	9.6	194.7	379.8
Other liabilities	BRL	661.6	(326.5)	(158.9)	8.7	176.2	343.8

Net impact		(24.2)	1,362.2	663.0	0.4	6.5	12.6
Exchange rate considered		3.2080	1.6250	2.4375	3.2500	4.0625	4.8750

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 03.31.2015.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.4.4	Derivative contracts

			Additional variations in book balances(*)
	Risk factor	Amounts exposed at 03.31.2015	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Interest swap	LIBOR	17.5	—	—	—	—	—
Interest swap—fair value hedge	CDI	(3.6)	20.0	9.3	(1.5)	(8.2)	(15.5)
Interest swap	CDI	(6.6)	13.7	6.6	(1.1)	(6.1)	(11.8)
Hedge desifnated as cash flow	US$/R$	(15.5)	79.5	19.0	(1.8)	(67.2)	(152.1)
Foreign Exchange option	Object-price	(5.3)	38.0	8.0	(0.1)	(27.2)	(64.2)
Other derivatives	Object-price	(0.2)	1.6	0.7	0.2	(0.1)	(0.3)

Total		(13.7)	152.8	43.6	(4.3)	(108.8)	(243.9)
Rate considered	LIBOR	0.27%	0.19%	0.28%	0.37%	0.46%	0.56%
Rate considered	CDI	12.75%	6.65%	9.98%	13.30%	16.63%	19.95%
Rate considered	US$/R$	3.2080	1.6250	2.4375	3.2500	4.0625	4.8750
Object-price considered	Object-price	1.08	0.54	0.80	1.07	1.34	1.61

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 03.31.2015.

15.4.5	Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company’s expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Additional variations in book balances
	Amounts exposed at 03.31.2015	-50%	-25%	Probable scenario	+25%	+50%
	(Unaudited)
Financial guarantee of residual value	81.6	(100.2)	(0.6)	58.3	75.1	84.9

Total	81.6	(100.2)	(0.6)	58.3	75.1	84.9

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

16. Shareholders’ equity

16.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital on March 31, 2015 was US$1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 4,687,482 shares were held in Treasury.

16.2	Brazilian Government Golden Share

The Federal Government holds one “golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I—Change of the Company’s name or its corporate objective;

II—Alteration and/or application of the Company’s logo;

III—Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV—Training third parties in technology for military programs;

V—Interruption of the supply of maintenance and spare parts for military aircraft;

VI—Transfer of control of the Company’s stock control; and

VII—Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

16.3	Treasury Shares

Common shares acquired by April 4, 2008, using the sources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Director’s in a meeting held on December 7, 2007 and corresponds to 4,687,482 common shares and US$ 51.2 as of March 31, 2015. These shares lose voting and economic rights during the period in which they are held in Treasury.

	USD	Quantity	Share value (USD)
In the beggining of the year	60.1	5,494,582	10.94
Used for share based compensation(i)	(8.9)	(807,100)	10.94

At March 31, 2015 (Unaudited)	51.2	4,687,482	10.94

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

On March 31, 2015, the market value of the shares held in Treasury was US$ 48.0 (December 31, 2014—US$ 50.6).

16.4	Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of part of the retained earnings derived from government subsidies received by the Company and is recognized in the statements of income in the same line item of the realized investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

16.5	Interest on own capital

Interest on capital is allocated to dividends and are approved by the Statutory Board of Directors as follows. Interest on capital approved or paid during the quarterly periods are treated as an anticipation of the mandatory dividends, adjusted in the last quarter of the year to total a distribution of 25% of annual income as provided in its statutes.

•	In meetings held on March 03, 2015, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2015 in the amount of US$ 9.2, corresponding to US$ 0.01 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on April 14, 2015.

16.6	Investment and working capital reserve

The purpose of this reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6,404/76; and (ii) the Company’s working capital. The reserve may also be used to (i) redeem, reimburse or purchase shares of the Company and (ii) be distributed to the shareholders.

16.7	Other Comprehensive Income

Consists of the following adjustments:

•	Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency; and

•	Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available for sale.

17. Share-based compensation

In February 2014, the Board of Directors approved the revision of Executive Remuneration Policy (ERP), applies to all executive officers and other Company executives. Among the elements of executive compensation is the Long Term Incentive (LTI) whose main objectives (i) to maintain and attract highly qualified personnel for the Company, (ii) assure people that can contribute to the improved performance of Company the right to participate in the result of their contribution, (iii) in addition to ensuring the continuity of the Company’s management by aligning the interests of executives with those of shareholders. The Company currently has two ILP modes: stock options and virtual shares.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

17.1	Stock Option

Program for the granting of stock options, for the executives of the Company or its subsidiaries whose right to exercise the options is given in two ways: outorgagas granted until 2011: I) 20% after 1 year, II) 30% after year 2 and III) 50% after 3 years, and grants awarded from 2012: I) 33% after 3 years, II) 33% after the 4th year and III) 34% after 5 years, all over to the grant date of each option.

The exercise price of each option is set on the day of the weighted average stock option the price of the last sixty trading days, may be adjusted by up to 30% to cancel any speculation. The participant will have a maximum exercise period of five years for option grants awarded by 2011 and seven years for the others, started from the date of grant. In either situation

Follows the composition of grants awarded:

	In thousands of options
	Grants	Exercised	Canceled(i)	Outstanding	Exercible	Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
Grants on April 30, 2010	6,510, 000	(5,960,250)	(528,000)	21,750	21,750	10.19	5.89
Grants on January 18, 2011	6,345, 000	(5,177,268)	(796,000)	371,732	371,732	12.05	7.20
Grants on March 16, 2011	150,000	(150, 000)	—	—	—	12.89	7.73
Grants on January 23, 2012	4,860, 000	(825, 000)	(630,000)	3,405,000	—	11.50	6.56
Grants on March 20, 2013	4,494, 000	—	(568,000)	3,926,000	—	15.71	7.91
Grants on April 25, 2013	584,400	—	(584,400)	—	—	16.81	7.93

As of March 31, 2015 (Unaudited)	22,943,400	(12,112,518)	(3,106,400)	7,724,482	393,482

(i)	The cancellations refer to shares granted to members of the Board of Directors and employees who no longer work for the Company. Additionally On April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to be made to plan participants.

17.2	Phantom shares plan

The new model is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep in the Company and its subsidiaries, highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to the Company’s shareholders.

The value of the LTI will be converted at the average price of the Company’s shares considering the last 30 trading days by determining the of quantity virtual shares allocated to each participant divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of perfornance virtual shares. The Company will pay the amount of LTI converting the quantity of virtual into real actions by the average price of the Company shares of the last 10 trading as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the Grant Date; (ii) 33% on the fourth anniversary of the Grant Date, and (iii) 34% on the fifth anniversary of the Grant Date; and

•	performance Virtual AP: 100% on the third anniversary of the Date Grant, considering that the economic value added (Economic Value Added—EVA) accumulated in the three preceding fiscal years is positive.

The values resulting from conversion of virtual shares, are summed to the values equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the shares of the Company for the last 10 trading days prior to the close of the period, applied to the amount of virtual actions assigned to each participant in proportion to the period of acquisition incurred.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	On February 25, 2014, the Company granted a total value of LTI of US$ 13.0, equivalent to 1,570,698 virtual shares, whose fair value on March 31, 2015 totaled US$ 4.4 (December 31, 2014 US$ 4.0), equivalent to 505,230 virtual shares.

•	• On March 03, 2015, the Company granted a total value of LTI of US$ 10.4, equivalent to 1,237,090 virtual shares, whose fair value on March 31, 2015 totaled US$ 0.3, equivalent to 30,610 virtual shares.

18. Earnings per Share

18.1	Basic

Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	03.31.2015	03.31.2014
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	(61.7)	110.6
Weighted average number of shares (in thousands)	732,319	731,984

Basic earnings per share—U.S. dollars	(0.0843)	0.1511

18.2	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of options to purchase shares.

	03.31.2015	03.31.2014
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	(61.7)	110.6
Weighted average number of shares (in thousands)—diluted	732,319	731,984

Dilution for the issuance of stock options (in thousands)(i)	3,576	4,254
Weighted average number of shares (in thousands)—diluted	735,895	736,238
Diluted earnings per share—U.S. dollars	(0.0838)	0.1502

(i)	Refers to the effect of potentially dilutive shares for March 31, 2015.

On March 31, 2015, there were no anti-dilutive effects.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

19. Responsibilities and Commitments

19.1	Trade-ins

The Company has offered 15 trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

19.2	Leases

In the Parent Company the operating leases refer to telephone and computer equipment and in the subsidiaries include operating leases of buildings and land, machinery, vehicles and computer equipment. On March 31, 2015 the amounts recognized as expenses totaled US$ 3.9, March 31, 2014 US$ 3.8. These leases expire at various dates through 2038.

On March 31, 2015, the Company has operating leases with payments scheduled as follows:

Year
2015	11.4
2016	12.4
2017	7.4
2018	4.5
After 2018	16.1

Total	51.8

19.3	Financial Guarantees

The table below provides quantitative data on the Company’s financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	03.31.2015	12.31.2014
	(Unaudited)
Maximum financial guarantees	407.4	487.6
Maximum residual value guarantees	307.5	307.5
Mutually exclusive exposure(i)	(107.4)	(107.4)
Provisions and liabilities recorded (Note 13)	(140.0)	(156.2)

Off-balance sheet exposure	467.5	531.5

Estimated proceeds from financial guarantees and underlying assets	690.8	725.2

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

20. Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker. There was no change in the segments presented regarding those disclosed in the consolidated financial statements of December 31, 2014.

•	Statement of income data by operating segment for three month ended March 31, 2015 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	662.3	213.4	167.0	13.2	—	1,055.9
Cost of sales and services	(493.5)	(198.7)	(106.6)	(6.8)	—	(805.6)
Gross profit	168.8	14.7	60.4	6.4	—	250.3
Gross profit %	25.5%	6.9%	36.2%	48.5%		23.7%

Operating income (expense)	(85.1)	(33.0)	(50.7)	(1.9)	—	(170.7)
Operating profit before financial income (expense)	83.7	(18.3)	9.7	4.5	—	79.6

Financial income (expense), net					(15.2)	(15.2)
Foreign exchange gain (loss), net					(5.3)	(5.3)
Profit before taxes on income						59.1
Income tax expense					(118.0)	(118.0)

Net income						(58.9)

•	Revenue by geographic area for three month ended March 31, 2015 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	555.5	28.9	104.7	9.9	699.0
Europe	34.5	19.7	27.3	0.9	82.4
Asia Pacific	46.3	7.9	24.9	—	79.1
Latin America, except Brazil	2.9	4.5	1.3	—	8.7
Brazil	11.4	148.8	7.7	2.4	170.3
Other	11.7	3.6	1.1	—	16.4

Total	662.3	213.4	167.0	13.2	1,055.9

•	Statement of income data by operating segment for three month ended March 31, 2014 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	555.3	394.3	267.4	25.3	—	1,242.3
Cost of sales and services	(431.9)	(282.2)	(249.1)	(10.2)	—	(973.4)
Gross profit	123.4	112.1	18.3	15.1	—	268.9
Gross profit %	22.2%	28.4%	6.8%	59.7%		21.6%
Operating income (expense)	(89.1)	(38.3)	(46.9)	(2.5)	—	(176.8)
Operating profit before financial income (expense)	34.3	73.8	(28.6)	12.6	—	92.1
Financial income (expense), net	—	—	—	—	2.9	2.9
Foreign exchange gain (loss), net	—	—	—	—	(0.4)	(0.4)
Profit before taxes on income						94.6
Income tax expense	—	—	—	—	17.7	17.7

Net income						112.3

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Revenue by geographic area for three month ended March 31,2014 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	287.8	30.9	139.4	19.2	477.3
Europe	127.5	28.7	23.6	1.4	181.2
Asia Pacific	103.1	29.6	72.5	—	205.2
Latin America, except Brazil	12.2	6.1	1.2	—	19.5
Brazil	16.5	293.9	30.2	4.7	345.3
Other	8.2	5.1	0.5	—	13.8

Total	555.3	394.3	267.4	25.3	1,242.3

21. Subsequents events

On May, 2015 Embraer Aircraft Holding Inc. increased its participation on its subsidiary Aero Seating Technologies LLC from 85,5% to 100% and the Company constituted Embraer Netherlands Finance B.V, and was established primarily to act as finance subsidiary of Embraer.